FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2020

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

154 Vouliagmenis Avenue
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 17, 2020, Seanergy Maritime Holdings Corp. (the “Company”) announced the pricing of its previously-announced public offering (the “Offering”) of 35,714,286  units of the Company, each unit consisting of (i) one common share, par value $0.0001 per share (a “Common Share”) or a pre-funded warrant to purchase one Common Share at an exercise price equal to $0.01 per Common Share (a “Pre-Funded Warrant”), and (ii) one Class E Warrant to purchase one common share (a “Class E Warrant”), for $0.70 per unit (or $0.69 per unit including a pre-funded warrant).

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement dated August 17, 2020 between the Company and Maxim Group LLC, as representative of the underwriters listed on Schedule A therein.

Attached to this report on Form 6-K as Exhibit 4.1 is a form of the Warrant Agency Agreement to be entered into between the Company and Continental Stock Transfer & Trust Company.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of Class E Warrant to be entered into at closing.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of Pre-Funded Warrant to be entered into at closing.

Attached to this report on Form 6-K as Exhibit 5.1 is a copy of the opinion of Watson Farley & Williams LLP as to the validity of the securities.

Attached to this report on Form 6-K as Exhibit 8.1 is a copy of the opinion of Watson Farley & Williams LLP as to certain tax matters.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated August 17, 2020 titled “Seanergy Maritime Holdings Corp. Announces Public Offering of Common Shares and Warrants”.

Attached to this report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company dated August 17, 2020 titled “Seanergy Maritime Holdings Corp. Announces Pricing of $25.0 Million Underwritten Public Offering”.

This Report on Form 6-K and the exhibits hereto are hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-238136, 333-237500, 333-221058, 333-226796, 333-166697, 333-169813 and 333-214967).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: August 18, 2020

/s/ Stamatios Tsantanis
By: Stamatios Tsantanis
Chief Executive Officer